

Dennis Maliani, MBA-IT, PMP, CSM, ITIL · 3rd

Blockchain, AI, XR, IoT, Robotics, NFTs, Genomics, Biometrics

Talks about #tech, #blockchain, #leadership, #cybersecurity, and #digitalhealth

Los Angeles Metropolitan Area · **Contact info**

12,275 followers · **500+** connections

  Apothēka Systems Inc.

 Harvard University

Experience



CEO
Apothēka Systems Inc.
2018 – Present · 3 yrs
Greater Los Angeles Area

Transforming Clinical Applications Into Secure Blockchain Eco-systems | AI, Blockchain, Cloud, Interoperability, IoT, SaaS | Use Cases: PHI Validation; Security/HIPAA; Physician Credentialing; Claims Adjudication; Interoperability



Partner
Intervallo Consulting Group Inc. (ICG)
Jan 2010 – Present · 12 yrs
Greater Los Angeles Area

Alliance, Ingenuity & Agility | www.icg-int.com

SERVICES: Executive Consulting, Management, Hi-Tech, Cloud, AI, Blockchain, Big data, Digital Media, Cybersecurity, M&As (Mergers And Acquisitions), Internet of Things ...see more



Founder
GlobalCrucible
Sep 2007 – Present · 14 yrs 4 mos
Los Angeles, California

Operations & Global virtual team management; Portfolio / Program management; Green / Sustainability consulting.



Member
Beverly Hills Chamber of Commerce
Dec 2017 – Present · 4 yrs 1 mo
Beverly Hills, California

Business Community Member



Global Portfolio Manager (Back-fill Assignment)
Amgen
Apr 2016 – Dec 2017 · 1 yr 9 mos
Thousand Oaks, California

Corporate Global Initiatives (USA, Asia & Europe)
Transition / Succession Strategy & Execution, Mergers & Acquisitions, Leadership.

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Education



Harvard University
Cybersecurity

Legal | Risk | Compliance | Hi-tech



Best Management Practice - UK
ITIL



Platinum Edge
Certified Scrum Master (CSM) | Agile

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Volunteer experience



Founder
GlobalCrucible
Sep 2007 – Present · 14 yrs 4 mos
Environment



Branding Consultant
Tesla
Aug 2015 – Dec 2015 · 5 mos
Children

Affluent Attaché CHLA Fundraiser

https://evannex.com/blogs/news/74696837-tesla-supports-the-childrens-hospital-l-a-with-a-stunning-winter-wonderland-charity-fashion-show